Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 3 DATED JUNE 16, 2023

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 24, 2023, as filed by us with the Securities and Exchange Commission on May 25, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of June 16, 2023, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $380 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $735 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

The Acropolis – Beavercreek, Ohio

On June 9, 2023, we acquired a $7,700,000 joint-venture limited partnership equity investment (the “Equity Investment”) in a special purpose entity in connection with the acquisition of a seven-building office portfolio built between 1999-2004 in Beavercreek, Ohio, a suburb of Dayton, Ohio (the “Property”). In connection with the Equity Investment, the special purpose entity assumed a loan from an unaffiliated lender in the amount of $12,559,964 and entered into a supplemental loan with the same unaffiliated lender in the amount of $6,774,363 (the “Acropolis Loan”). The Acropolis Loan matures in September 2045 and has a blended fixed interest rate of 4.67% and is amortizing.

The Property is located in Beavercreek, Ohio, directly adjacent to Dayton and approximately three miles from Wright-Patterson Air Force Base (“Wright-Patt AFB”), one of the largest U.S. Air Force Bases in operation. The City of Beavercreek is an unincorporated municipality and therefore does not assess city income tax on its residents, including tenants at the Property. Because of this tax benefit as well as its close proximity to Wright-Patt AFB, we believe the Property is in a more desirable location than its neighboring areas. Wright-Patt AFB has over 30,000 employees and is the largest single site employer in the state of Ohio with an economic impact of $4.2 billion per year. It is also the headquarters for major units such as the Air Force Materiel Command, which conducts research and development among other duties, and the Air Force Research Laboratory, which leads the discovery, development, and integration of technologies for the Air Force. Wright-Patt AFB also receives government funding for various projects, including the current construction of a 225,000 square foot National Air and Space Intelligence Center, which is expected to add 980 workstations, mission-specific functions, meeting areas and advanced visualization capabilities.

The Property features a strong tenant mix, including defense contractors with uses directly related to Wright-Patt AFB. While office properties have faced certain challenges post-COVID, we believe the Property represents a specialized office product, differentiated from traditional office spaces, as 48.9% of the Property’s net rentable area is leased to tenants that have a sensitive compartmented information facility (“SCIF”), an ultra-secure area where government officials and contractors review highly classified information. These areas are built to ensure, to the greatest extent possible, that any highly sensitive information located inside is not compromised. For example, the walls of such areas are reinforced with steel plates and expanded metal. Additionally, all doors, windows, walls, floors, vents, and ducts are required to be protected by sound-masking devices to prevent disclosure of conversations. Finally, there can only be one door for such areas, which is made of either thick solid wood or metal. As a result of these specifications, these areas are expensive to build and have specific targeted uses, which we believe may cause higher-than-normal tenant retention as well as attractiveness to future tenants with SCIF requirements.

As of acquisition date, the Property is 84.0% occupied and 96.4% leased. In addition, one new lease has recently been executed, which represents 2.3% of the Property’s net rentable area. Given the high occupancy and 4.1 year weighted average lease term, we believe that the Property will produce a steady cash flow throughout the entire hold period.

In connection with the Equity Investment, the special purpose entity will pay our Manager the following fees: (i) a fee on behalf of the Company in amount equal to 1.00% of the total purchase price of the Property; and (ii) a disposition fee on behalf of the Company in an amount equal to 1.00% of the gross sale price of the Property to be paid upon the sale of the Property.